June 13, 2019

Via E-mail

The Honorable Armando Varricchio
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

Re:      Republic of Italy
         Draft Registration Statement under Schedule B
         Submitted on May 17, 2019
         File No. 377-02654

         Form 18-K for Fiscal Year Ended December 31, 2016
         Filed December 1, 2017
         File No. 333-066360

Dear Honorable Ambassador:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.


General

      1. To the extent possible, please update all statistics and information to provide the most recent data.

      2. Please include a discussion of any material findings in the 2019 and 2018 reports on Italy issued by the European Commission.
 Armando Varricchio
June 13, 2019
Page 2



Schedule B

Recent Developments, page 12

   3. Please include discussion of recent elections in Italy, and clarify any related material effects on Italy's recent policies, as well as any social, economic or political effects.

   4. Here or elsewhere, please provide a more detailed discussion of the various provisions of
      Law Decree No. 34 that was adopted on April 30, 2019. We note references under
      "Public Finance" and "The 2018 Economic and Financial Document," to the
2019
      Stability Programme, 2019 National Reform Programme, 2018 Stability Programme and
      2018 National Reform Programme.

Area and Population, page 19

   5. Please include a more detailed discussion of any material impacts, including economic, social or political impacts, of the migrant and refugee population.

The European Union, page 24

   6. Please discuss any material economic effects in the European Union ("EU") and Italy, if certain events were to occur, including: if a member country were to abruptly leave the
      EU, further bailouts of EU countries, or another credit crisis. Include discussion of any material effects, including economic or political effects, in the EU and Italy, if the United
      Kingdom were to leave. Please consider how those effects may vary depending on the terms of such departure.

The European Parliament, page 25

   7. Please update this section to reflect the recent election and any related material changes on the economic or political environment in the EU and Italy. We note news reports of political, economic and currency issues between the EU and Italy.

The Italian Economy, page 27

   8. Please include discussion of any material effects the recession in the fourth quarter of
      2018 had on Italy's economy.

Key Measures Related to the Italian Economy, page 32

   9. Please discuss the negotiations with the European Commission over the 2019 budget to expand the deficit over the limit allowed by the EU.
 Armando Varricchio
June 13, 2019
Page 3

      11. Please include a discussion of any material economic risks associated with Italy's recently adopted measures, including the introduction of a basic universal income, a flat tax rate and certain changes to the pension system.

Role of the Government in the Economy, page 37

      12. Here or elsewhere, if material, include disclosure of the recent Alitalia airline strike.
          Please include discussion of any material effects it may have on Italy's economy and recent debt refinancing.

Equity Participations by Banks, page 55

      13. We note news reports of further capital issues with Banca Carige. Please update disclosure as necessary, and include a discussion of any material risks.

Direct Investments by Country, page 67

      14. In the tables, please identify the countries that are in the "other" category and, to the extent any country or region represents a material amount, please separately identify them in the table.

Proposals, Amendments and Waivers, page 102

      15. Please include a cross-reference to the section on page 34 describing Italy's collective action clause.

Closing Comment

       We remind you that the issuer is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
International Corporate
                                                                 Finance

cc:      Lorenzo Corte, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP